                                                              EXHIBIT (4)(b)(vi)

                               [LOGO]METLIFE(R)


                      METROPOLITAN LIFE INSURANCE COMPANY
               (A Mutual Company Incorporated in New York State)
               One Madison Avenue--New York, New York 10010-3690

                        MULTIFUNDED ANNUITY CERTIFICATE

This certificate is a tax-sheltered annuity under Section 403(b) of the Internal Revenue Code. It is a legal contract between you and MetLife that contains your benefits and rights and your beneficiary's rights in an easy to read Question and Answer format. Please read this certificate carefully.

CERTIFICATE DATE                     JULY 15, 1995

DATE FIRST CERTIFICATE YEAR ENDS     MARCH 31, 1996

PARTICIPANT'S NAME

CERTIFICATE NUMBER

PLAN                                 NEW JERSEY ALTERNATE BENEFIT 403(B) PROGRAM

INITIAL ADMINISTRATIVE FEE           NONE (SEE ITEM 14)

LOAN APPLICATION FEE                 $25 (SEE ITEM 12)

PARTICIPATING                        NO (SEE ITEM 13)

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. AVAILABLE SEPARATE ACCOUNT INVESTMENT DIVISIONS AS OF THE CERTIFICATE DATE ARE: THE METROPOLITAN STOCK INDEX DIVISION; THE FIDELITY GROWTH, MONEY MARKET, OVERSEAS, EQUITY-INCOME, INVESTMENT GRADE BOND AND ASSET MANAGER DIVISIONS; AND THE CALVERT RESPONSIBLY INVESTED BALANCED DIVISION. A DESCRIPTION OF EACH OF THESE DIVISIONS IS INCLUDED IN THE PROSPECTUS.

                            10-DAY RIGHT TO EXAMINE

You may return your certificate to us at our designated office or to the person through whom you purchased it within 10 days of the date you receive it. If you return it within the 10 day period, the certificate will be canceled from the Certificate Date. We will return any purchase payments received on your behalf.


/s/ Joseph A. Reali             /s/ Ted Athanassiades

Joseph A. Reali                 Ted Athanassiades
Vice-President and Secretary    President and Chief Operating Officer

                                   Cover Page


G.4379
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1.   WHAT DO THE BASIC TERMS IN MY CERTIFICATE MEAN?

     "Account Balance" is the entire amount we hold under this certificate for you.

     "Administrator" is your employer or the Administrator of the Plan.

     "Certificate Year" for the first year is measured from the certificate date and continues to the date specified on the cover page. Each new certificate year begins the next day. For example, since the certificate date is July 15, 1995 and if the first certificate year ends March 31, 1996, the second certificate year begins April 1, 1996 and ends on March 31, 1997. The certificate anniversary will be July 15th.

     "Code" means the United States Internal Revenue Code of 1986, as may be amended from time to time.

     "Designated Office" is the administrative office servicing your certificate. Currently, it is MetLife's office at 1125 17th Street, Denver, Colorado 80202. If we change it, we will tell you.

     "Funding Options" refer to the Metropolitan Series Fund, Inc., the Calvert Responsibly Invested Balanced Portfolio, and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II. All are either mutual funds or series of mutual funds used only for insurance and annuity contracts such as this one. The Metropolitan Series Fund and Fidelity's Variable Insurance Products Fund and Variable Insurance Products Fund II are divided into portfolios each of which has its own investment objectives.

     "Investment Divisions" are part of the Separate Account. Each division invests in a corresponding portfolio or series of the Funding Options, rather than investing directly in stocks, bonds or other investments.
     Thus, the investment experience of each division will generally be the same as that of the corresponding portfolio or series, reduced by charges under this certificate for services and benefits we provide. The cover page shows the available divisions. We will tell you about any changes.

     "Loan Collateral" refers to amounts in the Fixed Interest Account pledged as security for repayment of any loans. It is equal to 125% of the outstanding loan balance.

     "Plan Year" runs from January 1 through December 31 or such other period that the Administrator notifies us of.

     "Purchase Payment" refers to money received in your certificate whether sent by your employer or under a transfer or exchange. A purchase payment in the Fixed Interest Account includes for interest crediting, any transfers from the Separate Account.

     "Purchase Payment Year" for any purchase payment, for the first year, is measured from the date we receive it in our designated office and continues until the last day of the month in which the anniversary of such receipt occurs. Each new purchase payment year begins on the first day of the next month (this works much like certificate years, except that purchase payment years are determined separately for each purchase payment).

     "Verified Amounts" are withdrawals which have been approved for release by the Plan Administrator in accordance with the terms of the New Jersey Alternate Benefit Program.

     "We", "Us", "MetLife" and "Our" refer to Metropolitan Life Insurance
     Company.

     "You", "Your", "Me", "My" or "I" refer to the participant. Your rights under this certificate are nonforfeitable; i.e., your rights cannot be taken away.

2.   CAN THE PLAN AFFECT THE PROVISIONS OF THIS CERTIFICATE?

     Yes. Since your purchase payments are made under the Plan, all or some of your rights as described in this certificate are subject to the terms of the Plan. You should consult the terms of the Plan document to determine whether there are any Plan provisions which may limit or affect your rights under this certificate. Such rights may, for example, relate to purchase payments, withdrawals, transfers, the death benefit and income plan options. Thus, if part of your account balance represents non-vested employer contributions, you may not be permitted to withdraw these amounts and the early withdrawal charge calculations may not include these amounts. We may rely on the statements of the Administrator as to the terms of the Plan. We will not be responsible for determining what your Plan says.

3. HOW ARE PURCHASE PAYMENTS ALLOCATED AND HOW MUCH MONEY CAN BE DEPOSITED UNDER MY CERTIFICATE?

     Annuity purchase payments may be made at any time while you are alive and before the date income payments begin, and after we receive written approval of such purchase payments from the Administrator. All purchase payments should be sent to our designated office.

     You choose how purchase payments are allocated among the Fixed Interest Account and the investment divisions of the Separate Account. You may change your allocation for new purchase payments by informing us in writing. The change will be made upon receipt, unless you specify a later date, which may be up to 30 days after we receive the request. Allocations must be in whole number percentages (e.g., 33 1/3% cannot be chosen).

     The lifetime maximum for all purchase payments (except for transfers or rollovers) is $500,000. We may either return amounts which are above this limit or agree to take them. We may change the maximum by telling you in writing at least 90 days in advance.

     Sections 403(b) and 415 of the Code limit the annual and aggregate amounts that may be deposited in 403(b) contracts. The purchase payments permitted under this certificate may not exceed these limitations or the limitations in Sections 402(g) and 457(c)(1) of the Code which apply to elective deferrals under this certificate and all other contracts you have through your employer.

     We will not accept any purchase payments under this certificate while you are withdrawing money under a systematic termination under item 6(h) below, or after you have made a withdrawal based on termination of employment under item 6(b) below.

4.   CAN MY CERTIFICATE BE CANCELED?

     If we do not receive purchase payments under your certificate for over 36 consecutive months and the account balance is less than $2,000, we may, if permitted by law, cancel your certificate by paying you the full withdrawal value as if you had asked for a full cash withdrawal.

5.   WILL METLIFE ACCEPT TAX-DEFERRED AND AFTER-TAX PURCHASE PAYMENTS?

     We will accept the following types of tax-deferred purchase payments, which are not included in your gross income under the Code:

     (a)  Salary reduction elective deferrals--Purchase payments sent by your
          -----------------------------------
          employer under a salary reduction agreement with you.
     (b)  Required salary reduction non-elective deferrals--Purchase payments
          ------------------------------------------------
          sent by your employer pursuant to a one-time irrevocable election of salary reduction you made at the time you initially became eligible to participate in the salary reduction agreement.
     (c)  Employer purchase payments--Purchase payments sent by your employer
          --------------------------
          that are not salary reductions.
     (d)  Direct Transfers and Direct Rollovers--Purchase payments resulting
          -------------------------------------
          from the tax-free direct transfer or direct rollovers of other 403(b) annuity contracts or custodial accounts.

     We will accept employee after-tax purchase payments and any other after-tax purchase payments permitted under Section 403(b) of the Code.

6.   CAN I OR THE ADMINISTRATOR MAKE WITHDRAWALS?

     Yes, but only to the extent permitted under Federal income tax rules as discussed in item 10 below.

     If the Administrator tells us that this is necessary to apply the terms of the Plan, any withdrawal will require a statement from the Administrator verifying the amounts that you may withdraw ("verified amounts"). If the Administrator tells us to remove amounts from your account balance and tells us that such amounts are not verified amounts, we will do so.

     To request a withdrawal, you may contact our designated office. Any withdrawal request must be signed by you and the Administrator and must clearly state the account (and investment division, if any) from which the withdrawal is to be made. The minimum withdrawal is $500 or your verified amounts in account or division balance, if less. There are no restrictions on withdrawals from any investment division.

     If you make a partial withdrawal from the Fixed Interest Account, we will first withdraw any amounts from those verified amounts that are purchase payments in the Fixed Interest Account that can be withdrawn with no withdrawal charge, then withdraw amounts from those verified amounts that are purchase payments in the Fixed Interest Account subject to a withdrawal charge (ignoring the 20% exemption provided below), and will then withdraw other amounts from any verified amounts that are interest on such purchase payments, in each case on a "first-in, first-out" (FIFO) basis. To determine from what amounts a withdrawal is taken for tax purposes, we will apply tax rules which may be different.

     Withdrawals to make direct transfers to 403(b) contracts or accounts may be made only as permitted by Federal income tax rules. Amounts subject to the withdrawal restrictions described in item 10 may only be transferred to contracts or accounts with the same or stricter restrictions.

     While a loan is outstanding, you may not make any withdrawals that would reduce your verified amounts in the Fixed Interest Account balance below 125% of any outstanding loan balance. Any outstanding loan balance will be deducted from your Fixed Interest Account balance, to the extent permitted by the withdrawal restrictions described in item 10, before payment of a full withdrawal, income payments, or a death benefit. If the withdrawal restrictions prevent this, no full withdrawal may be made.

     Certificate withdrawal charges when they apply, are imposed on each purchase payment in the Fixed Interest Account for the first five purchase payment years as shown in the following table.

               During Purchase Payment Year
            1     2     3     4     5    6 & Beyond

            7%    6%    5%    4%    3%   0%

     To determine the withdrawal charge, we first treat your withdrawal from the Fixed Interest Account as coming from verified amounts that are purchase payments that can be withdrawn without a withdrawal charge, then from other verified amounts that are purchase payments, and then from interest on such purchase payments--in each case on a first-in, first-out basis. Once we have determined the amount of the withdrawal charge (as explained below), we will actually withdraw it from your verified amounts in the Fixed Interest Account. In determining what the withdrawal charge is, we do not include interest, although the actual money to pay the withdrawal charge may come from interest.

     No certificate withdrawal charge will apply:

     (a) To a withdrawal of verified amounts in the Fixed Interest Account made while you are disabled (as defined under Section 72(m)(7) of the Code).

     (b)  To any withdrawal of verified amounts from the Fixed Interest Account:
          (1) as a result of your separation from service from the employer sponsoring the Plan; or
          (2) because of your retirement pursuant to the Plan's written provisions of your employer's retirement plan, or after the tenth certificate year (as verified in writing in a form acceptable to us).

     (c) To minimum withdrawals that are required to avoid Federal income tax penalties as they apply to the certificate.

     (d)  To any withdrawal made under item 17 after your death.

     (e) To any withdrawal made to provide income payments for life, or for a period of five years or more if the payments cannot be accelerated.

     (f) If the Plan is terminated and your verified amount in the Fixed Interest Account balance is transferred to another one of our annuities.

     (g)  To direct transfers to any funding vehicles pre-approved by us.

     (h) To a full withdrawal of verified amounts from the Fixed Interest Account, if you tell us of your intention to make such a withdrawal and such withdrawal is paid annually over four years ("systematic termination") as follows:
          (1) 20% of your verified amounts in the Fixed Interest Account balance upon receipt of the request (reduced by any partial withdrawal from your verified amounts in the Fixed Interest Account balance made in the same certificate year);
          (2) 25% of your then current verified amounts in the Fixed Interest Account balance one year later;
          (3) 33 1/3% of your then current verified amounts in the Fixed Interest Account balance two years later;
          (4) 50% of your then current verified amounts in the Fixed Interest Account balance three years later; and
          (5) the remainder of your verified amounts in the Fixed Interest Account balance four years later.

          You may cancel the remaining withdrawal at any time, but if you do so, any new systematic termination would be paid over a new four year period. Full withdrawals from the Fixed Interest Account over fewer than four years or for amounts in excess of the percentages shown above will be subject to the withdrawal charges described above.

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     Proof of these circumstances satisfactory to us must be given to us if we ask for it.

     In addition, withdrawals from the Fixed Interest Account in any certificate year will be exempt from the withdrawal charge to the extent of: (i) purchase payments to which withdrawal charges no longer apply, and (ii) any extra amounts needed to make this exemption equal 20% of your verified amounts in the Fixed Interest account balance less any outstanding loan balance (including any interest incurred thereon) in any certificate year. For example, if your Fixed Interest Account balance is $20,000, the maximum amount that may be withdrawn from the Fixed Interest Account under this provision in any certificate year (assuming no prior withdrawals during that certificate year and there is no outstanding loan balance) is $4,000 (i.e., 20% of $20,000). If the maximum amount is withdrawn on the first withdrawal, no further withdrawals from the Fixed Interest Account are permitted under this provision during that certificate year. If less than the maximum amount is taken on the first withdrawal (say $2,000 or 10% of your Fixed Interest Account balance), then subsequent withdrawals without a withdrawal charge during the certificate year will be permitted. If at the time of the next withdrawal within the same certificate year your Fixed Interest Account balance is $19,000, then the maximum additional amount that may be withdrawn under this provision is $1,900 (i.e., 10% of $19,000). Thus, in this example, there would have been two withdrawals of 10% each for a total of 20% during the certificate year. Any withdrawal of amounts from the Fixed Interest Account in excess of the 20% per certificate year is subject to the withdrawal charges described above.

     For partial withdrawals from the Fixed Interest Account, we pay you what you ask for provided such amount is eligible for withdrawal and reduce the Fixed Interest Account balance by a larger amount, as follows: the amount to which no withdrawal charge applies, plus the amount to which a withdrawal charge applies divided by 100% minus the percentages shown above (so that if the percentage shown is 7% we divide by 93%). For full withdrawals from the Fixed Interest Account, we multiply each amount to which the withdrawal charge applies by the percentages shown above, keep the resulting amount as a withdrawal charge and pay you the rest. If your verified amounts in the Fixed Interest Account balance are not sufficient to allow us to make a partial withdrawal and deduct the withdrawal charge, we will treat your request as a request for a full withdrawal.

     As required by law, we have the right to delay paying any cash withdrawals from the Fixed Interest Account for up to six months. We do not intend to do this except in an extreme emergency. We would, of course, credit interest during any delay.

     Example of Withdrawals
     ----------------------

     Assume four purchase payments of $2,000 each allocated 50% to the Fixed Interest Account, 50% to the Growth Division of the Separate Account and that the 20% free withdrawal had been taken previously. Further, assume withdrawal charge percentages of 0%, 3%, 5% and 7% respectively; and a balance of $5,380 in the Fixed Interest Account. Assume no transfer or exchange purchase payments.  Finally, it is assumed that the distribution is subject to the
     Federal 20% withholding requirement.   You now ask for $2,000 from the
     Fixed Interest Account.

     To determine the charge, we first take the $1,000 purchase payment in the Fixed Interest Account that can be withdrawn with no charge. We then take $1,000 from the second Fixed Interest Account purchase payment (with a 3% withdrawal charge) and divide this $1,000 by 97%. The result is $1,030.93. Since the total of these two numbers is $2,030.93, and you asked for $2,000, the extra $30.93 is the withdrawal charge. We take both the $2,000 and the $30.93 from the Fixed Interest Account. Your Fixed Interest Account balance is now $3,349.07.

     If you then take a full withdrawal from the Fixed Interest Account, we multiply the third $1,000 purchase payment in the Fixed Interest Account by 5% ($50), and the fourth $1,000 purchase payment in the Fixed Interest Account by 7% ($70). No charge applies to the interest. Thus, we withdraw $120 as the withdrawal charge, and pay you the remaining $3,229.07.

7.   WHAT IS THE FIXED INTEREST ACCOUNT AND HOW IS INTEREST CREDITED TO IT?

     Interest on amounts allocated to the Fixed Interest Account will be credited from the date they are received at our designated office or transferred from the Separate Account. Interest will be credited on amounts in the Fixed Interest Account until the earliest of: (a) withdrawal because of your death (or your spouse's if he or she continues the certificate),
     (b) the dates the amounts are withdrawn or transferred to the Separate Account, or (c) the date you start to receive income payments.

     For all amounts added to the Fixed Interest Account, interest rates will be set by us from time to time. The declared rate in effect when an amount is added to the Fixed Interest Account will be credited on that amount from the date it is added until the last day of the certificate year in which it is added.

     Thereafter, we will set interest rates for these amounts (and earnings on them) on or before the first day of each certificate year to be credited through the last day of such year.

     We may credit a different interest rate on direct transfers and direct rollovers under item 5(d) than we do on other purchase payments and on transfers from the Separate Account. The rates for new purchase payments and transfers from the Separate Account may be different than the rates credited on amounts already in the Fixed Interest Account. The rates may also vary depending on the amount of your account balance. None of our Fixed Interest Account interest rates will ever be less than 3%.

     The interest rates we declare are "annual effective yields". The actual rates we use on a day-to-day basis are slightly lower, but, if the purchase payment is left in your certificate for a full year, it will grow by the full amount on the interest rate we declared, because we compound interest daily.

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8.   WHAT IS THE SEPARATE ACCOUNT AND HOW DOES IT OPERATE?

     It is Metropolitan Life Separate Account E, an investment account we maintain separate from our other assets.

     We own the assets in the Separate Account.   The Separate Account will not
     be charged with liabilities that arise from any other business that we conduct. We will add amounts to the Separate Account from other contracts of ours.

     The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio or series of the Funding Options. Thus, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Funding Options to make. The Funding Options are also bought by other separate accounts of ours, our affiliates and other insurance companies.

     We keep track of each investment division of the Separate Account separately, using accumulation units. When you put money into an investment division, we give you accumulation units. When you take money out of the investment division, we reduce the number of your accumulation units. In either case, the number of accumulation units you gain or lose is determined by taking the dollar amount of the purchase payment, transfer or withdrawal and dividing it by the value of an accumulation unit at the time of the transaction. Thus, if you transfer in $5,000, and the value of an accumulation unit is $100, you will get 50 accumulation units.

     Initially, we set the value of each accumulation unit. At the end of each valuation period, we then revise it by taking the net asset value of a share in the applicable Funding Options portfolio or series at the end of the valuation period, add any Funding Options dividend or capital gain distribution during the valuation period, subtract any per share charge for taxes and reserves for taxes, and divide this total by the net asset value of a share of the same portfolio or series at the start of the valuation period. Then we subtract a charge not to exceed .000025905 per day (an effective annual rate of .95%) for administrative expenses and mortality and expense risks we assume under the certificate. This calculation results in a factor that we multiply the previous accumulation unit value by in order to determine the new accumulation unit value.

     A valuation period is the period between one calculation of an accumulation unit value and the next calculation. Normally, we calculate accumulation units once each day the New York Stock Exchange is open for trading, but we can delay this determination if an emergency exists, making valuation of assets in the Separate Account not reasonably practicable, or the Securities and Exchange Commission permits such deferral. We may change when we calculate the accumulation unit value by giving you 30 days notice, to the extent permitted by law.

     Amounts added to the Separate Account will be credited as of the end of the valuation period during which we receive them at our designated office or they are transferred from the Fixed Interest Account. Additions to or withdrawals from an investment division may only be made as of the end of a valuation period.

     We may make certain changes to the Separate Account if we think they would best serve the interests of participants in or owners of similar contracts or would be appropriate in carrying out the purposes of such contracts. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, we will obtain your approval of the changes and approval from any appropriate regulatory authority.

     Examples of the changes to the Separate Account that we may make include:

     o To transfer any assets in an investment division to another investment division, or to one or more other separate accounts, or to our general account; or to add, combine, or remove investment divisions in the Separate Account.

     o To substitute, for the Funding Options shares held in any investment division, the shares of another class of the Metropolitan Series Fund, Inc. or the shares of any other investment permitted by law.

     If any changes result in material change in the underlying investments of an investment division to which an amount is allocated under the certificate, we will notify you of the change. You may then make a new choice of investment divisions.

9.   CAN MONEY BE TRANSFERRED WITHIN THIS CERTIFICATE?

     Yes. Transfers can be made between investment divisions of the Separate Account, from an investment division to the Fixed Interest Account or from the Fixed Interest Account to an investment division. However, only one transfer per certificate year can be made from the Fixed Interest Account to the Separate Account and only up to the greater of the amount of Loan Collateral released as the loan is repaid from the Fixed Interest Account during the certificate year or 20% of the Fixed Interest Account balance (less any outstanding loan balance) may be transferred. While a loan is outstanding, you may not make any transfer that would reduce your verified amounts in the Fixed Interest Account balance below 125% of the outstanding loan balance. You can make a transfer by making a written request at our designated office or by telephone.

     If you make a transfer from the Fixed Interest Account, we will determine which purchase payments and interest to take it from as if it was a withdrawal from the certificate except that we will treat all amounts as verified amounts. If you transfer money from the Fixed Interest Account to the Separate Account and then you transfer money from the Separate Account to the Fixed Interest Account (or from the Separate Account to the Fixed Interest Account and then from the Fixed Interest Account to the Separate Account) within 12 months, this will be treated as a return of the same money (whether or not it really is). Thus, after the transfer into the Fixed Interest Account, it will earn the same interest rate that it would have been earning had neither transfer ever taken place. Any amounts in excess of the original transfer and any amounts transferred back to the Fixed Interest Account more than 12 months after the first transfer will be treated as a new purchase payment to the Fixed Interest Account and will earn the current interest rate for new purchase payments.

10.  HOW DO FEDERAL INCOME TAX RULES AFFECT MY CERTIFICATE?

     These rules affect your certificate in several ways:

     (a) Purchase payments are not included in your gross income and, therefore, are not currently taxable. The earnings on these purchase payments are also tax-deferred.

     (b) Salary reduction elective deferral purchase payments after December 31, 1988 and the earnings credited to those purchase payments cannot be withdrawn until you attain age 59 1/2, retire, terminate employment, become disabled as defined in Code Section 72(m)(7), or die. This restriction also applies to earnings after December 31, 1988 on amounts attributable to your pre-1989 elective deferral purchase payments. We are required by the Code to prohibit these withdrawals, except as noted in this item 10(b) below.

          To the extent that we are required to apply the withdrawal restrictions of Code Section 403(b)(7)(A)(ii) to balances transferred on a non-taxable basis into this certificate, we will do so.

     (c) You must start to receive your account balance no later than April 1 of the calendar year following the calendar year in which you reach age 70 1/2. If you attained age 70 1/2 before January 1, 1988, you do not have to start to receive your account balance until April 1 of the calendar year following the year in which you retire. Payment must be in a lump-sum or in equal or substantially equal payments over a period not exceeding: (i) your lifetime; (ii) your life expectancy;
          (iii) the joint lifetimes of you and your beneficiary; or (iv) the joint life expectancy of you and your beneficiary. If your beneficiary is not your spouse and has a longer life expectancy than you, Federal income tax rules may require payment over a shorter period than shown in (iii) and (iv) above. Withdrawals must be made in accordance with Code Section 401(a)(9) and the regulations thereunder, including Regulation 1.401(a)(9)-2. Any withdrawal or income option under this certificate which is inconsistent with Code Section 401 (a)(9) is not valid.

     (d) In order to preserve the status of your certificate as a 403(b) annuity, we have the right to amend this certificate to make it comply with Federal income tax rules. We will notify you of any amendments and when required by law, we will obtain the approval of the appropriate regulatory authority.

     We will refund all or part of your account balance, if necessary, to maintain your certificate as a 403(b) annuity. If we make such refunds or payments, we will adjust your account balance accordingly. Withdrawal charges will not apply.

     (e) For distributions made after 1992, notwithstanding any provision of this certificate to the contrary that would otherwise limit an election under this provision, you (or your surviving spouse or former spouse who is an alternate payee under a qualified domestic relations order, as defined in Section 414(p) of the Code), hereinafter referred to as distributee, may elect at the time and in the manner prescribed by MetLife as payor (and if applicable, the Plan Administrator) to have any portion of an eligible rollover distribution paid directly to an eligible retirement plan you specify in a direct rollover. A direct rollover is a payment of an eligible rollover distribution under this certificate to the eligible retirement plan specified by the distributee. An eligible rollover distribution from this certificate is the taxable portion of any distribution to you, except that an eligible rollover distribution does not include the following:
          (a) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy of the distributee or the joint lives or joint life expectancies) of the distributee and his or her designated beneficiary; (b) any distribution that is one of a series of substantially equal periodic payments (not less frequently than annually) for a specified period of 10 years or more; (c) any distribution to the extent such distribution is required under Section 401(a)(9) of the Code; or (d) the portion of any distribution that is not includible in gross income. An eligible retirement plan is an individual retirement account as described in Section 408(a) of the Code, an individual retirement annuity as described in Section 408(b) of the Code, a tax-sheltered annuity as described in Section 403(b) of the Code, that accepts your eligible rollover distribution. However, in the case of an eligible rollover distribution to your surviving spouse, an eligible retirement plan is an individual retirement account or individual retirement annuity.

11.  MAY I ASSIGN THIS CERTIFICATE, OR USE IT AS COLLATERAL FOR A LOAN?

     No. In order to qualify as a 403(b) annuity, your certificate is not transferable. Your certificate may not be sold, assigned, discounted or pledged as collateral for a loan. You are permitted to borrow amounts from your Fixed Interest Account balance within specified limits as described below (see item 12).

12.  MAY I BORROW MONEY UNDER MY CERTIFICATE?

     Yes, subject to the approval of the Administrator, from the Fixed Interest Account balance only. The amount that is available for you to borrow will be determined based on your entire 403(b) account balance as described below. Loans are only available before income payments begin. How much you can borrow, how quickly you must repay it and various other restrictions are subject to Federal income tax requirements, which may change from time to time. Our loan application will tell you about the restrictions that apply at the time you apply for a loan. Loans will not be allowed for terms of less than one year or more than five years (15 years for the purchase of a principal residence).

     The total amount of loans outstanding at any time may not exceed the lesser of $50,000 (reduced by the highest outstanding loan balance of all loans from all plans of the employer during the 1 year period ending on the day before the date of the loan); or 50% of your account balance. However, to the extent permitted by law, we may permit loans not to exceed 80% if your account balance is less than $12,500 or not to exceed $10,000 if your account balance is between $12,500 and $20,000). We do not permit loans under $1,000.

     Furthermore, the maximum amount you may borrow from the Fixed Interest Account will be affected by the amount of Loan Collateral you pledge as security for the loan.

     We will charge you interest on the amount you borrow at an adjustable loan interest rate based on Moody's Corporate Bond Index Average ("Moody's"). The adjustable loan interest rate will be declared each calendar quarter (January 1, April 1, etc.), based on Moody's, determined as of two months prior to the effective date of the declared loan interest rate. For example, the quarterly loan interest rate declared for April 1, 1994 will be based on Moody's rate for January 1994, determined as of February 1, 1994.

     Your existing loan interest rate will change whenever the difference between your existing rate and the new loan interest rate in effect on that anniversary is equal to or more than 1/2 percent. The adjusted loan interest rate applicable for the following year will never exceed the higher of: (a) the Moody's rate as determined above, and (b) the current annualized interest rate used to determine the cash value of this contract plus one percent.

     When we make your loan, your certificate's account balance will not be reduced. Instead, the portion of your Fixed Interest Account balance (determined on a first-in, first-out basis) from verified amounts that are purchase payments first and then interest on such purchase payments equal to the outstanding loan will no longer earn the declared interest rates, but instead will earn 2% less than the rate we charge on the loan.

     A non-refundable loan application fee of $25.00 will be charged for each loan application.

     The loan must be repaid at least quarterly in substantially level payments of principal and interest.

     If you fail to pay on any loan repayment when it is due, we will treat it as a taxable distribution to you at the time of the default and withdraw the amount in default from your account balance, to the extent permitted by Federal income tax rules. If we cannot withdraw the defaulted loan amount because of Code restrictions, the loan amount will continue to accrue additional interest until the withdrawal can be made. Such additional interest will be treated as a taxable distribution to you, and reported for the calendar year during which such additional interest is charged.

     Any default that is reported as a taxable distribution may be subject to an additional tax penalty for withdrawals before age 59 1/2.

     Notwithstanding anything in this certificate to the contrary, the terms of the loan are governed by Section 72(p) of the Code and any rules and regulations issued thereunder.

     Only one loan may be outstanding on your certificate at any time, unless we agree to allow more than one loan.

     We reserve the right to delay allowing any loan for up to six months. We do not intend to do this except in an extreme emergency.

13.  ARE DIVIDENDS PAYABLE UNDER MY CERTIFICATE?

     No, your certificate is nonparticipating and does not share in any distribution of our surplus. All of our additions to your account balance will be made as earnings.

14.  ARE ADMINISTRATIVE FEES DEDUCTED FROM MY CERTIFICATE?

     No, we charge no administrative fees.

15.  HOW CAN I GET INFORMATION ABOUT MY CERTIFICATE AND ITS VALUE?

     At least twice each certificate year (except for the first certificate year), before income payments start, we will send you a statement with details on purchase payments, values, withdrawals, and other information about your certificate.

     If you need information at other times, please tell us.

     Anytime you or the Administrator have to tell us something (e.g., to request additional information, to make transfers, to change your allocation for new purchase payments, to make withdrawals), you or the Administrator must send written notice to our designated office unless we have set up some other procedure, such as notice by telephone.

16. CAN METLIFE GUARANTEE ME AN INCOME FOR AS LONG AS I LIVE OR FOR A WIDE CHOICE OF OTHER PERIODS?

     Yes. You can receive annuity income payments guaranteed for life on a monthly, quarterly, semiannual or annual basis. These annuity payments may also be guaranteed for at least five years, but not beyond your life expectancy or the joint life expectancy if there is more than one payee.

     Other payment programs which provide payments for a stated amount or a stated number of years are also available to the extent permitted by Federal income tax rules. The amount of each payment under an annuity must be at least $50.

     You may begin receiving annuity income payments at any date you choose after the certificate date if you tell us at least 30 days in advance (subject to the provisions of item 10). We will send you information and the necessary forms to sign, upon receipt of your request at our designated office. Once annuity income payments start, you will not be able to make cash withdrawals or change the choice of annuity payment.

     We will automatically send you information about payment programs when you attain age 70. If you do not choose an income plan, make a full cash withdrawal, or start to receive partial withdrawals in a manner that satisfies the Code by April 1 following the calendar year you attain age 70 1/2, we will automatically start annuity income payments on that date, for your lifetime with a guarantee that payments will be made for at least 10 years.

     If your date of birth is not correct on the application for your certificate, we will adjust the annuity income payments to agree with your correct age. If we have already made any payments that were wrong, we will increase or decrease future payments to pay or recover the difference, plus interest at 6%. We may require that you provide proof of age when annuity income payments are to start. We may also require proof that you are still alive on the due date of each annuity income payment.

17. WHAT HAPPENS IF I DIE BEFORE INCOME PAYMENTS START OR BEFORE THE DATE DISTRIBUTIONS ARE REQUIRED TO BE MADE?

     After we receive proof of death and a properly completed claim form, we will pay the death benefit (as of the date of settlement) to your beneficiary or permit him or her to select one of our available income plans. If you name no beneficiary (or none is alive when you die), we will pay the contingent beneficiary.

     If you name no contingent beneficiary (or none is alive when you die), we will pay 100% to your spouse, if any and if living, otherwise to your estate. If your estate or other non-natural person becomes entitled to payment, we will pay the entire death benefit in a lump sum to such person. Payment to more than one beneficiary or more than one contingent beneficiary will be in equal shares unless you specify otherwise.

     The entire death benefit under this certificate must be distributed in a single sum by no later than the end of the calendar year which includes the fifth anniversary of your death. If, however, your beneficiary is a natural person, your beneficiary may choose an income plan for life or for a period of years not more than his or her life expectancy. The income payments must begin by the end of the calendar year following your death. If Treasury Regulations allow, we may permit our payments to start later.

     If your beneficiary is your spouse, then your spouse may continue your certificate as participant until the end of the calendar year that you would have reached age 70 1/2 at which time, he or she must begin to receive income payments under an income plan over his or her lifetime or over a period not exceeding his or her life expectancy. Your spouse cannot make any purchase payments to the certificate.

     After payments start, we may require proof that the payee is alive on the due date of each income payment.

     The death benefit is the greatest of:

     a. The entire verified amounts in your account balance less any outstanding loan balance as of the date we receive proof of death and a properly completed claim form (no withdrawal charge will apply and no administrative fee will be deducted), or
     b. The total purchase payments that are verified amounts made less any outstanding loan balance and any partial withdrawals, or
     c. The highest verified amounts in your account balance as of the end of the calendar year in which any prior quinquennial (5th, 10th, 15th, etc.) certificate anniversary occurs, less any later partial withdrawals, charges and less any outstanding loan balance.

18. WHAT HAPPENS IF I DIE AFTER INCOME PAYMENTS START OR AFTER THE DATE THAT REQUIRED DISTRIBUTIONS HAVE BEGUN?

     After we receive proof of death and a properly completed claim form, income payments will continue to your beneficiary (even if the beneficiary is your spouse) for the balance of the guaranteed period, if any, for the income plan you chose. If the guaranteed period has already ended, no further payments will be made. If your estate (or other non-natural person) becomes entitled to payment, we will pay the value of any remaining payments, computed as of the date of death using the interest rate we use to set those payments, in a lump-sum to such entity. Payments to your beneficiary must be made at least as rapidly as under the method of distribution being used at the time of your death.

19.  WHO IS MY BENEFICIARY AND MAY I CHANGE MY BENEFICIARY?

     Your beneficiary is the person or persons you name to receive benefits in the event of your death. You may name a contingent beneficiary who would become the beneficiary if all the beneficiaries die before you do. If no beneficiaries or contingent beneficiaries are named, or if none is alive at your death, we will pay any benefits to your estate.

     You may change your beneficiary or contingent beneficiary at any time before income payments start. Ask us for our "Change of Beneficiary" form. The change will take effect as of the date you signed the form, but no change will bind us until it is recorded at our designated office.

     After income payments start, you may change the beneficiary for any future guaranteed income payments. If the payment is being made over two lifetimes and the other person survives you, he or she can change the beneficiary. The name of any person over whose life payment is being made cannot be changed.

20.  HOW ARE INCOME PAYMENTS THAT ARE GUARANTEED FOR LIFE CALCULATED?

     Life income payments are calculated as shown on page 17.   As required by
     law, this shows the lowest payments that we could ever make--we expect our actual payments to be higher.

     Actual payments will not be less than those we would provide to a person in the same class under a single payment immediate annuity bought with an equal amount at the time annuity payments start.

21. CAN I ARRANGE FOR A SPECIFIC INCOME PLAN FOR MY BENEFICIARY TO TAKE EFFECT AFTER I DIE?

     Yes. You can choose an income plan for your beneficiary which we will honor at your death, unless you are already receiving income payments at that time.

22. CAN I MAKE TAX FREE TRANSFERS FROM OTHER METLIFE 403(B) CONTRACTS OR CERTIFICATES I OWN TO THIS CERTIFICATE?

     Yes, if both you and we agree. If agreed to and you do make a tax-free transfer as described in item 5(d), we will, for purposes of certificate withdrawal charges, credit your purchase payments with the time you held them under our other contracts and certificates prior to the time they were transferred.

23. DOES MY CERTIFICATE CONTAIN ALL THE PROVISIONS THAT MAKE UP MY ENTIRE CONTRACT WITH METLIFE?

     Yes, your certificate and any riders and endorsements included in it make up your entire contract with us. We will never contest the validity of this certificate. Changes in its provisions may only be made in writing by our President, Secretary, or a Vice-President. No provision may be waived or changed by any of our other employees, representatives or agents. Nothing in the group contract under which this certificate was issued takes away or reduces any of your rights under this certificate or under any law that applies to it.

                                      TABLE OF VALUES
                     Minimum Fixed Interest Account Balance
                                     AGE 45
     For a Certificate without any partial withdrawals or outstanding loans
Basis: $1,000 annual purchase payment allocated to the Fixed Interest Account at the beginning of each year.
            Values are not proportional for other purchase payments.

                                        TABLE A          TABLE B
  End of                 Minimum      Guaranteed       Guaranteed
Certificate              Account    Minimum Account  Minimum Monthly
   Year                  Balance      Withdrawal      Income At Age
                                         Value           Unisex
           1            $ 1,030.00    $ 1,000.00        $ 10.26
           2            $ 2,090.90    $ 2,000.00        $ 20.22
           3            $ 3,183.63    $ 3,035.47        $ 29.89
           4            $ 4,309.14    $ 4,123.62        $ 39.28
           5            $ 5,468.41    $ 5,252.16        $ 48.40
           6            $ 6,662.46    $ 6,422.44        $ 57.25
           7            $ 7,892.34    $ 7,642.34        $ 65.84
           8            $ 9,159.11    $ 8,909.11        $ 74.18
           9            $10,463.88    $10,213.88        $ 82.28
           10           $11,807.80    $11,557.80        $ 90.14
           11           $13,192.03    $12,942.03        $ 97.78
           12           $14,617.79    $14,367.79        $105.19
           13           $16,086.32    $15,836.32        $112.38
           14           $17,598.91    $17,348.91        $119.37
           15           $19,156.88    $18,906.88        $126.15
           16           $20,761.59    $20,511.59        $132.74
           17           $22,414.44    $22,164.44        $139.13
           18           $24,116.87    $23,866.87        $145.34
           19           $25,870.37    $25,620.38        $151.36
           20           $27,676.49    $27,426.49        $157.22
           AGE 60       $19,156.88    $18,906.88        $126.15
           AGE 65       $27,676.49    $27,426.49        $157.22
           AGE 70       $37,553.04    $37,303.04        $184.01

The guaranteed minimum interest rate used to determine the values shown above is 3%. Values during the year will include interest for the completed part of the year.

All values assume that all amounts are verified amounts. The guaranteed minimum account withdrawal values shown above equal the comparable minimum account balances minus a withdrawal charge. The withdrawal charge does not exceed 7% and does not apply to any purchase payment after five years from our receipt of the purchase payment.

Certificate values will never be less than the minimum benefits required by the law of the state where this certificate is delivered. On request, we will provide the method of computation and values for years not shown.

The guaranteed minimum monthly income in Table B is the minimum amount we would pay over your lifetime with a guaranteed payment period of 10 years, if you make no purchase payments after the year shown and you begin payments at that age. This and other income plans that you may choose are described in item 16. To compute minimum payments we use an interest rate of 3% and the 1983 Individual Mortality Table a (Metropolitan Adjusted).

                                     INDEX

Subject                                      Q&A #(s)   Page(s)
-------                                      --------  ---------

Administrative Fees                               14       13
Assignment                                        11       11
Beneficiary                                       19       15
Cancellation                                       4        3
Computation of Values                             20       16
Contract and Authority                            23       16
Death Benefit                                 17, 18   14, 15
Definitions                                        1        1
Purchase payments                               3, 5     2, 3
Dividends                                         13       13
Exchanges                                         22       16
Fixed Interest Account                             7        7
Income Payments                               16, 21   14, 16
Information We Give You                           15       13
Loans                                             12       12
Plan Restrictions                                  2        2
Separate Account and Investment Divisions          8        8
Tax Rules                                         10       10
Transfers                                          9        9
Transfer from Other MetLife Contracts             22       16
Withdrawals                                        6        3

                                     NOTICE

When you write to us, please give us your name, address and certificate number.

Please notify us promptly of any address changes. We will write to you at your last known address.

Checks, drafts or money orders must be drawn to the order of MetLife. All payments must be made in U.S. currency.

                     PLEASE READ THIS CERTIFICATE CAREFULLY

                        MULTIFUNDED ANNUITY CERTIFICATE

ALL VALUES PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT EXPERIENCE OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT.